                                 SCHEDULE 13D

                                 (RULE 13d-101)

  Information to be Included in Statements Filed Pursuant to Rule 13d-1(a) and
               Amendments Thereto Filed Pursuant to Rule 13d-2(a)

                       SECURITIES AND EXCHANGE COMMISSION
                              WASHINGTON, DC 20549

                                  SCHEDULE 13D

                  Under the Securities Exchange Act of 1934
                            (Amendment No. 6 )*


                        ALLIED HEALTHCARE PRODUCTS, INC.
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                                (Name of Issuer)


                                  COMMON STOCK
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                         (Title of Class of Securities)


                                  019222 10 8
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                                 (CUSIP Number)

                                  JOHN D. WEIL
      200 N. BROADWAY, SUITE 825, ST. LOUIS, MISSOURI 63102 (314) 421-4600
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          (Name, Address and Telephone Number of Person Authorized to
                      Receive Notices and Communications)


                               NOVEMBER 20, 2000
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            (Date of Event which Requires Filing of this Statement)


     If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box / /.

          Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7(b) for other parties to whom copies are to be sent.

          *The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

     The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP NO. 019222 10 8             13D                        PAGE 2  OF 5  PAGES
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1   NAMES OF REPORTING PERSONS/I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS
    (ENTITIES ONLY)
    WOODBOURNE PARTNERS, L.P.
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2   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
    (See Instructions)
                                                                         (a) [ ]
                                                                         (b) [ ]
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3   SEC USE ONLY


--------------------------------------------------------------------------------
4   SOURCE OF FUNDS (See Instructions)

    OO
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5   CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
    TO ITEM 2(d) OR 2(e)                                                     [ ]

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6   CITIZENSHIP OR PLACE OF ORGANIZATION

    MISSOURI
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                7   SOLE VOTING POWER
  NUMBER OF
                    2,321,800, SUBJECT TO THE DISCLAIMER IN ITEM 5.
   SHARES      -----------------------------------------------------------------
                8   SHARED VOTING POWER
BENEFICIALLY
                    -0-
OWNED BY EACH  -----------------------------------------------------------------
                9   SOLE DISPOSITIVE POWER
  REPORTING
                    2,321,800, SUBJECT TO THE DISCLAIMER IN ITEM 5.
   PERSON      -----------------------------------------------------------------
               10   SHARED DISPOSITIVE POWER
    WITH
                    -0-
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11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

     2,317,300, SUBJECT TO THE DISCLAIMER IN ITEM 5.
--------------------------------------------------------------------------------
12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
     CERTAIN SHARES (See Instructions)                                       [ ]

--------------------------------------------------------------------------------
13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

     29.74%
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14   TYPE OF REPORTING PERSON (See Instructions)

     PN
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

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CUSIP No. 019222 10 8               13D                        Page 3 of 5 Pages
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                         AMENDMENT NO. 6 TO SCHEDULE 13D


         John D. Weil reported the acquisition of shares of Common Stock ("Stock") of Allied Healthcare Products, Inc., a Delaware corporation (the "Issuer"), in an initial filing of this Schedule 13D on August 21, 1996, as amended by Amendment No. 1 filed September 5 1996, Amendment No. 2 filed October 28, 1996, Amendment No. 3 filed May 28, 1997, Amendment No. 4 filed May 11, 1998 and Amendment No. 5 filed December 14, 1999. As reported in Amendment No. 3 filed May 28, 1997, all shares of Stock previously reported as beneficially owned by Mr. Weil, members of his family (other than Shares of Stock reported in Item 5 as held by Mr. Weil's son), family trusts or the partnership controlled by Mr. Weil were transferred to Woodbourne Partners, L.P. (the "Reporting Person").

         The Cover Page for Woodbourne Partners, L.P. is hereby amended as shown in this Amendment No. 6. Items 4, 5 and 6 are hereby amended as follow. All other items are unchanged from the initial filing, as amended.


ITEM 4.  Purpose of the Transaction.

         The owners listed in Item 5 purchased the Stock of the Issuer for general investment purposes. The owners listed in Item 5 may acquire additional shares of the Stock of the Issuer, based upon their respective investment decisions.

         Todd Shipyards Corporation ("Todd"), a Delaware corporation, is a ship builder that owns for its own account approximately 370,000 shares of Stock of the Issuer. Mr. Weil is a member of the Board of Directors of Todd. In addition, the Reporting Person and members of Mr. Weil's family collectively own approximately 10.5% of the common stock of Todd.


ITEM 5.  Interest in Securities of the Issuer.

         (a) Subject to the disclaimer of beneficial ownership hereinafter set forth, the Reporting Person hereby reports beneficial ownership of 2,321,800 shares of Stock in the manner hereinafter described:


                                                                                Percentage of
                                     Relationship to                Number of    Outstanding
   Shares Held in Name of           Reporting Person                 Shares      Securities
   ----------------------           ----------------                 ------      ----------
Woodbourne Partners L.P.   Reporting Person                         2,303,300     29.50%

John D. Weil               Sole Director and Shareholder of the         8,500(1)   0.11%
                           General Partner of the Reporting
                           Person

Gideon J. Weil             Son of Sole Director and
                           Shareholder of the General Partner
                           of the Reporting Person                      10,000     0.13%
                                                                       -------     -----
TOTAL                                                                2,321,800    29.74%
                                                                     =========    ======

     The foregoing percentages assume that the Issuer has 7,806,682 shares of Stock outstanding.

--------------------------
(1) Represents 4,000 shares purchased by Mr. Weil in is individual retirement account and 4,500 shares which may be acquired upon exercise of his stock options reported in Item 6.

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CUSIP No. 019222 10 8               13D                        Page 4 of 5 Pages
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     All shares held in the name of family members of the sole director and shareholder of the corporate general partner of the Reporting Person are reported as beneficially owned by the Reporting Person because those family members may seek investment advise or voting advice of such individual.

     AS PROVIDED IN S.E.C. REGULATION ss.240.13d-4, THE REPORTING PERSON HEREBY DECLARES THAT THIS STATEMENT SHALL NOT BE CONSTRUED AS AN ADMISSION THAT HE IS, FOR THE PURPOSES OF SECTION 13(d) OR 13(g) OF THE SECURITIES EXCHANGE ACT, THE BENEFICIAL OWNER OF THE SECURITIES COVERED BY THIS STATEMENT.

     (b) Subject to the above disclaimer of beneficial ownership, for each person named in paragraph (a), the number of shares as to which there is sole power to vote or direct the vote, shared power to vote or direct the vote, sole power to dispose or direct the disposition, or shared power to dispose or direct the disposition, is the same as in paragraph (a).

     (c)


                                                                    Net
                                                                   Price
                                                        Number      Per        Transaction
    Purchase/(Sale) in the Name of        Date        of Shares    Share      Made Through
    ------------------------------        ----        ---------    -----      ------------
Woodbourne Partners, L.P.                10/2/00        14,500       3       Smith Moore & Co.

Woodbourne Partners, L.P.                11/20/00       46,600    2.9375      Jefferies & Co.

Woodbourne Partners, L.P.                11/28/00       50,000    2.8714     Smith Moore & Co.

Woodbourne Partners, L.P.                11/28/00       21,000     2.875     J. Michael Patrick

Woodbourne Partners, L.P.                11/29/00      735,700    2.8125      Jefferies & Co.



     (d)    Not applicable.

     (e)    Not applicable.


ITEM 6. Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer.


         As a member of the Board of Directors of the Issuer Mr. Weil receives options to acquire shares of the Issuer's Stock pursuant to the "Directors Non-Qualified Option Plan" maintained by the Issuer (the "Plan"). Mr. Weil has been granted the following options to acquire the indicated number of additional shares of the Issuer's Stock under the Plan as consideration for his annual director's fee:

                      DATE OF GRANT      NUMBER OF SHARES
                      -------------      ----------------
                        08/04/97             10,000
                        11/17/97              1,000
                          2/9/98                500
                        11/16/98              1,500
                          4/1/99              5,000
                        11/12/99              1,000
                        11/14/00              1,000




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CUSIP No. 019222 10 8               13D                        Page 5 of 5 Pages
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     After reasonable inquiry, and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

                                          WOODBOURNE PARTNERS, L.P.,

                                          by its General Partner, CLAYTON
                                          MANAGEMENT COMPANY



                                              /s/ John D. Weil
                                          -------------------------------------
                                          John D. Weil, President

                                          November 30, 2000